UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 5, 2009

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES ESTABLISHING ITS REPRESENTATIVE OFFICE IN JAPAN

Moscow, Russia – October 5, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces establishing its official representative office in Tokyo, Japan.
The date of official opening of Mechel’s representative office in Japan is
October 1, 2009.
The representative office of the company will support Mechel’s business in
Japan, including conducting market researches, arranging meeting with partners and searching for new ones, advertising the Group’s products, and performing representative functions.
Mechel OAO representative office in Japan is located at the address: №302
Atagoyama Bengoshi Building 1-6-7 Atago Minato-ku, Tokyo 105-0002.
Availability of Mechel Group’s own international representative offices network is one of its important competitive advantages. Mechel’s offices in various countries of the world enable it to carefully monitor regional markets’
fluctuations and to be prepared for changes in such markets’ demands and start supplies of necessary products to the customers promptly.
Mechel has long-standing partnership relations with Japanese consumers of its products. It supplies coking and steam coal concentrates produced by its
Yakutugol subsidiary as well as ferrosilicon and ferrochrome to Japan. Mechel’s new representative office is already the second company’s office in the
Asia-Pacific region. Previously, in August 2009, Mechel opened its representative office in Seoul, the Republic of Korea (South Korea).
In addition to Japan and South Korea, Romania and Republic of Bulgaria are the
countries of successful operations of the company’s representative offices.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: October 5, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO